UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 1-2207

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [ ] Form 20-F [ ] Form 11-K
            [ ] Form 10-Q [ ] Form N-SAR
                  For Period Ended: January 3, 1999
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
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(Full Name of Registrant)

-----------------------------
(Former Name if Applicable)

280 Park Avenue
-----------------------------------------------------------
(Address of Principal Executive Office (Street and Number))

New York, New York 10017
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(City, State and Zip Code)

PART II--RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense; | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition
        | report on Form 10-Q, or portion thereof will be filed on or before | the fifth calendar day following the prescribed due date; and | (c) The accountant's statement or other exhibit required by Rule
        | 12b-25(c)  has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Companies, Inc. (the "Company") could not complete the electronic filing of its Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. on April 5, 1999 without unreasonable effort or expense as a result of the following:

         The Company's Form 10-K was required to be filed by April 5, 1999. Also on April 5, 1999 the Company entered into a definitive agreement to sell substantially all of its 42.7% interest in National Propane Partners, L.P. , the entity representative of the Company's propane business segment. This was deemed by the Company to be a significant event which called for disclosures in several sections of the 10-K. The finalization of such disclosures delayed the process of assembling the 10-K for electronic filing. Moreover, the Company experienced numerous technical difficulties in the document assembly process. As a result, the Company could not file the 10-K by 5:30 p.m. on the prescribed due date. The 10-K was, however, submitted through the EDGAR system subsequent to 5:30 p.m. on April 5, 1999 with an indicated filing date of 8:00 a.m. on April 6, 1999.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Fred Schaefer               (212)                      451-3000
         -------------            ----------               -----------------
           (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).   [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                             TRIARC COMPANIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 6, 1999               By:/s/ Fred H. Schaefer
                                    ---------------------
                                    Fred H. Schaefer
                                    Vice President and Chief Accounting Officer

                                                                       Annex A


For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for its fiscal year ended January 3, 1999 was not filed by the prescribed date of 5:30 p.m. on April 5, 1999. The Form 10-K was, however, submitted through the EDGAR filing system on April 5, 1999 subsequent to 5:30 p.m. with an indicated filing date of 8:00 am on April 6, 1999. The Company reported in its Form 10-K
(i) revenues of $815.0 million for fiscal 1998 compared with $861.3 million for fiscal 1997, (ii) operating profit of $81.8 million for fiscal 1998 compared with $27.0 million for fiscal 1997 and (iii) net income of $14.6 million for fiscal 1998 compared with a net loss of $3.6 million for fiscal 1997. Item 7 of the Form 10-K contains management's discussion and analysis of the Company's results of operations for fiscal 1998 compared with fiscal 1997 and, as such, provides, both narratively and quantitatively, detailed explanations of the changes in such results. However, a summary of those explanations as they affect revenues, operating profit and net income, is set forth in the following paragraph.

The aforementioned revenues are lower in fiscal 1998 compared with 1997 principally due to the effects of (i) the absence in fiscal 1998 of sales of the Company's propane business segment which is no longer consolidated effective December 28, 1997 and (ii) the sale of all of the Company's 355 Arby's restaurants on May 5, 1997, substantially offset by the effects of the acquisitions of (i) Snapple Beverage Corp. ("Snapple") on May 22, 1997 and (ii) Cable Car Beverage Corporation ("Cable Car") on November 25, 1997. The increase in operating profit was principally due to the effects of (i) the aforementioned acquisitions of Snapple and Cable Car, (ii) charges recorded in fiscal 1997 which did not recur in fiscal 1998 associated with such acquisitions and (iii) the sale of Arby's restaurants which experienced operating losses in fiscal 1997, all partially offset by the effect of no longer consolidating the
Company's propane business segment. The improvement in net income was principally due to the after-tax effect of the aforementioned increase in operating profit substantially offset by the effect of the substantially higher income from discontinued operations in fiscal 1997 reflecting an after tax gain from the sale of the Company's dyes and specialty chemicals business on December 23, 1997 compared with the lower income from discontinued operations in fiscal 1998 reflecting an adjustment to amounts provided in prior years as a result of collection of a note receivable not previously recognized associated with businesses discontinued prior to fiscal 1996.